FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: COUNTRY BANK HOLDING COMPANY, INC.

COMMISSION FILE NUMBER: 001-11713

On December 19, 2019, OceanFirst Financial Corp. (“OceanFirst”) filed the attached Current Report on Form 8-K with the U.S. Securities and Exchange Commission announcing the appointment of a Joseph M. Murphy, Jr. to the boards of directors of OceanFirst and OceanFirst Bank, National Association in connection with OceanFirst’s previously announced proposed acquisition of Country Bank Holding Company, Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): De cember 19, 2019 (December 18, 2019)

OCEANFIRST FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-11713	22-3412577
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

110 WEST FRONT STREET, RED BANK, NEW JERSEY 07701
(Address of principal executive offices, including zip code)

(732) 240-4500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	OCFC	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ITEM 5.02	DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

Country Bank

Background. As previously disclosed, OceanFirst Financial Corp., a Delaware corporation (the “Company”), Midtown Merger Sub Corp., a New York corporation and a wholly-owned subsidiary of the Company (“CYHC Merger Sub”), and Country Bank Holding Company, Inc., a New York corporation (“CYHC”), have entered into that certain Agreement and Plan of Merger, dated as of August 9, 2019 (the “CYHC Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the CYHC Merger Agreement, (i) CYHC Merger Sub will merge with and into CYHC (the “CYHC First-Step Merger”), with CYHC surviving the CYHC First-Step Merger, and (ii) immediately following the effective time of the CYHC First-Step Merger (the “CYHC Effective Time”), CYHC will merge with and into the Company (the “CYHC Second-Step Merger” and, together with the CYHC First-Step Merger, the “CYHC Integrated Mergers”), with the Company surviving the CYHC Second-Step Merger. Immediately following the completion of the CYHC Integrated Mergers, as previously disclosed, Country Bank will merge with and into OceanFirst Bank, National Association (the “Bank”) pursuant to that certain Agreement and Plan of Merger, dated as of August 9, 2019, by and between Country Bank and the Bank (the “CYHC Bank Merger” and, together with the CYHC Integrated Mergers, the “CYHC Transactions”). The Bank will be the surviving bank in the CYHC Bank Merger.

Director Appointment. On December 18, 2019, as contemplated by the terms of the CYHC Merger Agreement, the Board of Directors of the Company (the “Company Board”) approved (i) the expansion of the size of the Company Board by one member and (ii) the appointment of Joseph M. Murphy, Jr., President and Chief Executive Officer of Country Bank, to the Company Board, in each case, to be effective as of and contingent upon the CYHC Effective Time. In addition, on December 18, 2019, as contemplated by the terms of the CYHC Merger Agreement, the Board of Directors of the Bank (the “Bank Board”) approved (a) the expansion of the size of the Bank Board by one member and (b) the appointment of Mr. Murphy to the Bank Board, in each case, to be effective as of and contingent upon the occurrence of the effective time of the CYHC Bank Merger.

At this time, Mr. Murphy has not been named to serve on any committee of the Company Board or the Bank Board, and the Company Board and the Bank Board have not identified any committees to which he is expected to be appointed.

Murphy Agreement: On August 9, 2019, in connection with the execution of the CYHC Merger Agreement, Mr. Murphy entered into a separation, non-competition and consulting agreement with the Company and the Bank, which is effective as of and contingent upon the closing of the CYHC Transactions (the “Murphy Agreement”).

Under the terms of the Murphy Agreement, Mr. Murphy’s employment as President of CYHC and President and Chief Executive Officer of Country Bank and his service as a director with CYHC and Country Bank will terminate as of the Closing Date (as defined in the CYHC Merger Agreement). The Murphy Agreement provides that Mr. Murphy will be subject to restrictive covenants in favor of the Company, including an indefinite restriction on the disclosure of confidential information, an agreement not to disparage the Company and non-competition and non-solicitation covenants. The non-competition and non-solicitation covenants apply for 24 months following the Closing Date (as defined in the CYHC Merger Agreement). As a result of the termination of Mr. Murphy’s employment and in exchange for the non-competition and non-solicitation restrictions, Mr. Murphy will receive from the Bank a lump sum cash severance payment of $850,000 provided he executes and does not revoke a release agreement that becomes effective following the expiration of a revocation period. This payment will be made in a lump sum within five (5) business days following the date on which the release provided in the release agreement becomes effective.

In addition, the Murphy Agreement provides that Mr. Murphy will provide consulting services and advice to the Company and the Bank, including advice regarding the integration of Country Bank and the Bank, during a period of 24 months following the Closing Date (as defined in the CYHC Merger Agreement). In exchange for such services, Mr. Murphy will receive a consulting fee of $6,250 per month during the consulting period. In addition, during the consulting period, Mr. Murphy will continue to receive an expense allowance or reimbursement of up to $1,000 per month for an automobile and associated expenses, and the continued use of his current office space and health insurance benefits during the consulting period. If the Company terminates Mr. Murphy’s service before the end of the consulting period or if Mr. Murphy dies before the end of the consulting period, then Mr. Murphy (or his beneficiary in the event of his death) will be entitled to continue to receive the monthly consulting fee for the remainder of the consulting period.

The foregoing description of the CYHC Merger Agreement and the CYHC Transactions does not purport to be complete and is qualified in its entirety by reference to the CYHC Merger Agreement, which was attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on August 13, 2019 and is incorporated into this Item 5.02 by reference. The foregoing description of the Murphy Agreement does not purport to be complete and is qualified in its entirety by reference to the Murphy Agreement which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated into this Item 5.02 by reference.

Two River

Background. As previously disclosed, the Company, Hammerhead Merger Sub Corp., a New Jersey corporation and a wholly-owned subsidiary of the Company (“Two River Merger Sub”), and Two River Bancorp, a New Jersey corporation (“Two River”), have entered into that certain Agreement and Plan of Merger, dated as of August 9, 2019 (the “Two River Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Two River Merger Agreement, (i) Two River Merger Sub will merge with and into Two River (the “Two River First-Step Merger”), with Two River surviving the Two River First-Step Merger, and (ii) immediately following the effective time of the Two River First-Step Merger (the “Two River Effective Time”), Two River will merge with and into the Company (the “Two River Second-Step Merger” and, together with the Two River First-Step Merger, the “Two River Integrated Mergers”), with the Company surviving the Two River Second-Step Merger. Immediately following the completion of the Two River Integrated Mergers, as previously disclosed, Two River Community Bank (“Two River Bank”) will merge with and into the Bank pursuant to that certain Agreement and Plan of Merger, dated as of August 9, 2019, by and between Two River Bank and the Bank (the “Two River Bank Merger” and, together with the Two River Integrated Mergers, the “Two River Transactions”). The Bank will be the surviving bank in the Two River Bank Merger.

Director Appointment. On December 18, 2019, as contemplated by the terms of the Two River Merger Agreement, the Company Board approved (i) the expansion of the size of the Company Board by one member and (ii) the appointment of William D. Moss, President and Chief Executive Officer of Two River, to the Company Board, in each case, to be effective as of and contingent upon the Two River Effective Time. In addition, on December 18, 2019, as contemplated by the terms of the Two River Merger Agreement, the Bank Board approved (a) the expansion of the size of the Bank Board by one member and (b) the appointment of Mr. Moss to the Bank Board, in each case, to be effective as of and contingent upon the occurrence of the effective time of the Two River Bank Merger.

As previously disclosed in the Company’s Registration Statement (No. 333-233872) on Form S-4, in connection with execution of the Two River Merger Agreement, Mr. Moss entered into an amendment to his employment agreement with Two River and Two River Bank (the “Amendment to Employment Agreement”), which provided that Mr. Moss would continue as an employee with the Company or an affiliate of the Company. However, in connection with his appointment to the Company Board, it is the current expectation of the Company and Mr. Moss that Mr. Moss will not become an employee of the Company. Instead, the Company and Mr. Moss intend to enter into a consulting agreement pursuant to which Mr. Moss will provide consulting services in exchange for certain compensation and benefits. As of the date of this report, the Company has not yet entered into such a consulting agreement with Mr. Moss. The Company intends to disclose the material terms of such consulting agreement, when entered into, in an amendment to this Current Report on Form 8-K.

At this time, Mr. Moss has not been named to serve on any committee of the Company Board or the Bank Board, and the Company Board and the Bank Board have not identified any committees to which he is expected to be appointed.

The foregoing description of the Two River Merger Agreement and the Two River Transactions does not purport to be complete and is qualified in its entirety by reference to the Two River Merger Agreement, which was attached as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on August 13, 2019 and is incorporated into this Item 5.02 by reference.

ITEM 8.01	OTHER EVENTS.

On December 18, 2019, the Company issued a press release announcing a new stock repurchase program. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

Exhibit Number	Description

10.1	Separation, Non-Competition and Consulting Agreement, dated as of August 9, 2019, by and among OceanFirst Financial Corp., OceanFirst Bank, National Association, and Joseph M. Murphy, Jr.

99.1	Press Release of OceanFirst Financial Corp., dated December 18, 2019

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

Cautionary Notes on Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements may include: management plans relating to either the Two River Transactions or the CYHC Transactions; the expected timing of the completion of either the Two River Transactions or CYHC Transactions or both such transactions; the ability to complete either the Two River Transactions or CYHC Transactions or both such transactions; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to either the Two River Transactions or CYHC Transactions or both such transactions; any statements of expectation or belief; projections related to certain financial metrics; and

any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Two River nor CYHC assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that OceanFirst, Two River or CYHC anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, Item 1A “Risk Factors” in Two River’s Annual Report on Form 10-K and those disclosed in OceanFirst’s and Two River’s other periodic reports filed with the SEC, as well as the possibility that expected benefits of either the Two River Transactions or CYHC Transactions or both such transactions and the recently completed acquisition of Capital Bank of New Jersey by OceanFirst (the “Recent Acquisition”) may not materialize in the timeframe expected or at all, or may be more costly to achieve; that either the Two River Transactions or CYHC Transactions or both such transactions may not be timely completed, if at all; that prior to the completion of either of Two River Transactions or CYHC Transactions or both such transactions or thereafter, OceanFirst’s, Two River’s and CYHC’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to either the Two River Transactions or CYHC Transactions or both such transactions or the Recent Acquisition; that, with respect to either the Two River Transactions or the CYHC Transactions or both such transactions, outstanding customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Two River Transactions or CYHC Transactions or both such transactions, and diversion of management time as a result of matters related to either the Two River Transactions or CYHC Transactions or both such transactions. The list of factors presented here, and the list of factors that are presented in the registration statements on Form S-4 for each of the Two River Transactions and CYHC Transactions, is not, and should not be considered, a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this report or in any documents, OceanFirst, Two River and CYHC claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Proposed Transactions

This report is being made in respect of the proposed transactions involving OceanFirst acquiring Two River and CYHC.

Two River Transaction

In connection with the proposed transaction with Two River, OceanFirst has filed a definitive Registration Statement (No. 333-233872) on Form S-4 containing a prospectus of OceanFirst and proxy statement of Two River, and other documents regarding the Two River Transactions with the SEC. Before making any investment decision, the investors and shareholders of Two River are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Two River and any other relevant documents filed by OceanFirst or Two River with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and Two River and the proposed transaction. Copies of the prospectus of OceanFirst and proxy statement of Two River have been mailed to the shareholders of Two River. Two River investors and shareholders are also urged to carefully review and consider each of OceanFirst’s and Two River’s public filings with the SEC, including but not limited to their respective Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Copies of the prospectus of OceanFirst and the proxy statement of Two River also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at https://oceanfirst.com/ under the tab “Investor Relations” and then under the heading “SEC Filings” or from Two River by accessing Two River’s website at https://www.tworiver.bank/ under the tab “Investor Relations” and then under the heading “SEC Filings”.

CYHC Transaction

In connection with the proposed transaction with CYHC, OceanFirst has filed a definitive Registration Statement (No. 333-233909) on Form S-4 containing a prospectus of OceanFirst and proxy statement of CYHC and other documents regarding the CYHC Transactions with the SEC. Before making any investment decision, the investors and shareholders of CYHC are urged to carefully read the entire prospectus of OceanFirst and proxy statement of CYHC and any other relevant documents filed by OceanFirst with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and CYHC and the proposed transaction. Copies of the prospectus of OceanFirst and proxy statement of CYHC have been mailed to the shareholders of CYHC. CYHC investors and shareholders are also urged to carefully review and consider OceanFirst’s public filings with the SEC, including but not limited to its Annual Report on Form 10-K, proxy statement, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Copies of the prospectus of OceanFirst and proxy statement of CYHC also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at www.oceanfirstonline.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

EXHIBIT INDEX

Exhibit Number	Description

10.1	Separation, Non-Competition and Consulting Agreement, dated as of August 9, 2019, by and among OceanFirst Financial Corp., OceanFirst Bank, National Association, and Joseph M. Murphy, Jr.

99.1	Press Release of OceanFirst Financial Corp., dated December 18, 2019.

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANFIRST FINANCIAL CORP.

/s/ Steven J. Tsimbinos
Name:	Steven J. Tsimbinos
Title:	Executive Vice President, General Counsel & Corporate Secretary

Dated: December 19, 2019

Exhibit 10.1

SEPARATION, NON-COMPETITION AND CONSULTING AGREEMENT

THIS SEPARATION, NON-COMPETITION AND CONSULTING AGREEMENT (this “Agreement”) dated as of August 9, 2019, and effective as of the Closing Date (as defined below), is entered into by and between OceanFirst Financial Corp., a Delaware corporation (the “Company”), OceanFirst Bank, National Association, a national banking association and a wholly owned subsidiary of the Company (the “Company Bank”) and Joseph M. Murphy, Jr. (“Mr. Murphy” and together with the Company and the Company Bank, the “Parties”).

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of August 9, 2019, by and among the Company, Midtown Merger Sub Corp., a New York corporation and a wholly-owned subsidiary of the Company (“Merger Sub”) and Country Bank Holding Company, Inc. (“CBHC”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into CBHC, with CBHC as the surviving corporation, and immediately thereafter, CBHC will merge with and into the Company, with the Company as the surviving corporation, to be followed by the merger of Country Bank, a wholly owned subsidiary of CBHC (“Country Bank”), with and into Company Bank, with Company Bank as the surviving institution (together, the “Mergers”, and the date of the closing of such Mergers, the “Closing Date”);

WHEREAS, Mr. Murphy currently is employed as President of CBHC and President and Chief Executive Officer of Country Bank; and

WHEREAS, as the result of the Mergers, the employment of Mr. Murphy will be terminated; and

WHEREAS, in accordance with the terms and subject to the conditions set forth in the Merger Agreement, Mr. Murphy is to be appointed to the Board of Directors of both the Company and the Company Bank as of the Effective Time (as defined in the Merger Agreement); and

WHEREAS, in connection with the Mergers, the Parties contemplate that Mr. Murphy will serve in a consultant capacity to Company Bank for two (2) years following the Closing Date.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the Parties hereto agree, effective as of the Closing (as defined in the Merger Agreement), as follows:

1.    Termination of Employment.

(a) Termination Date. The Parties agree that the Closing Date shall be the last day of Mr. Murphy’s employment with CBHC and Country Bank and that Mr. Murphy’s employment and service as the President of CBHC and President and Chief Executive Officer of Country Bank shall terminate as of the Closing Date. Effective as of the Closing Date, Mr. Murphy shall resign from all positions as an officer, director, benefit plan trustee or otherwise with respect to CBHC and Country Bank or any of their subsidiaries. It is intended that the Closing Date shall constitute Mr. Murphy’s “separation from service” from CBHC and Country Bank within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”).

(b) Cash Payment. As the result of the termination of Mr. Murphy’s employment with Country Bank and CBHC, in exchange for the non-competition and non-solicitation restrictions in Sections 6(a) and 6(b) of this Agreement and subject to the conditions of Section 3(f) below, within five (5) business days following the Release Effective Date (as defined in Section 3(f) below), Mr. Murphy will receive from Company Bank or Country Bank, if directed by Company Bank, a lump-sum cash severance payment in the amount of $850,000 (less any applicable withholdings) (the “Cash Payment”).

2.    Appointment to the Board of Directors.

(a) Appointment. Effective as of the Closing Date, and in accordance with the terms of the Merger Agreement, the Company shall, and shall cause the Company Bank to, (i) increase the size of the Board of Directors of the Company and the Company Bank, respectively, by one member and (ii) appoint Mr. Murphy to the Board of Directors of the Company and the Company Bank, respectively, in each case, unless Mr. Murphy is unable to serve as such. Subject to the Company’s internal procedures and corporate governance guidelines with respect to director recommendations, the Leadership Committee of the Board of Directors of the Company shall recommend that the Board of Directors nominate Mr. Murphy for election by the stockholders of the Company to the Board of Directors of the Company at the annual meeting of stockholders of the Company to be held in 2020 (and, if the Leadership Committee makes such recommendation, then the Board of Directors of the Company shall, subject to applicable fiduciary duties, nominate Mr. Murphy for such election by the stockholders of the Company). Assuming Mr. Murphy is duly elected to the Board of Directors of the Company by the requisite vote of the Company stockholders at the annual meeting of stockholders of the Company to be held in 2020, the Company shall cause the Company Bank to take such actions as may be necessary to appoint Mr. Murphy to the Board of Directors of the Company Bank at its annual meeting of stockholders (or action by consent in lieu thereof) in 2020.

(b) Compensation for Board Service. If Mr. Murphy is duly elected to the Board of Directors of the Company in accordance with Section 2(a), Mr. Murphy shall be eligible to receive compensation as a non-employee director of the Company and the Company Bank following his appointment to the Board of Directors of the Company and Company Bank in accordance with the Company’s non-employee director compensation program as then in effect, pro-rated for any portion of the year for which he did not serve as a non-employee director.

3.    Consulting Services.

(a) Services. For the period beginning on the day after the Closing Date and expiring on the date that is twenty-four (24) months following the Closing Date (the “Consulting Period”), Mr. Murphy shall provide the following services to the Company and the Company Bank (the “Services”): (1) assisting with the retention of customers and key employees; (2) becoming generally familiar with the Company Bank’s services and products and introducing prospective customers to appropriate Company Bank employees; (3) otherwise initiating referrals for Company Bank business development officers and relationship managers; (4) assisting with customer relationship management; and (5) undertaking such other duties and responsibilities as may be reasonably related to the foregoing.

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Notwithstanding the foregoing, Mr. Murphy shall not be required to provide the Services for more than eight (8) hours per week during any part of the Consulting Period. It is the intent of the Parties that the Services shall not exceed twenty percent (20%) of the average level of services that Mr. Murphy performed during the three (3) year period prior to the Closing Date.

(b) Consulting Fee. In exchange for the Services performed hereunder, the Company and Company Bank agree to pay Mr. Murphy $6,250 per month during the Consulting Period. The fee for the Services shall be paid within thirty (30) days following the last day of each calendar month during the Consulting Period, with the last payment due within forty-five (45) days following the termination or expiration of the Consulting Period. In the event that the Company terminates the Services prior to the end of the Consulting Period or in the event Mr. Murphy dies before the end of the Consulting Period, Mr. Murphy, or his designated beneficiary in the event of death, shall continue to receive the monthly consulting fee for the remainder of the Consulting Period at the same time such payments would have been paid to Mr. Murphy had Mr. Murphy continued to provide the Services during the entire Consulting Period.

(c) Expense Reimbursement. During the Consulting Period, the Company Bank shall continue to provide or reimburse Mr. Murphy, as applicable, up to $1,000 per month for an automobile and associated expenses. After the Closing Date, the Company and Company Bank shall reimburse Mr. Murphy for reasonable business expenses incurred during the course of performing the Services during the Consulting Period, in a manner consistent with the applicable expense reimbursement policies of the Company and the Company Bank, upon presentation to the Company of an itemized account of such expenses in such form as the Company and Company Bank may reasonably require, provided that such reimbursement shall be made as soon as practicable but in no event later than March 15 of the year following the year in which such right to such reimbursement occurred.

(d) Administrative Matters. During the Consulting Period, subject to compliance with all applicable Company policies and procedures, Mr. Murphy shall be provided with his current office space at 655 Third Avenue, New York, New York, with reasonable existing secretarial support. In addition, following the Closing Date, the Company shall take such steps as are necessary to transfer Mr. Murphy’s current cell phone number to his name.

(e) Status as Independent Contractor. In all matters relating to the Services, Mr. Murphy shall be acting as an independent contractor. Neither Mr. Murphy, nor any affiliated employees or subcontractors, shall be the agent(s) or employee(s) of the Company or the Company Bank under the meaning or application of any federal or state laws, including but not limited to unemployment insurance or worker’s compensation laws. Mr. Murphy will be solely responsible for all income, business or other taxes imposed on the recipient and payable as a result of the fees paid for the Services. Mr. Murphy shall not sign any agreement or make any commitments on behalf of the Company or the Company Bank or bind the Company or the Company Bank in any way, nor shall Mr. Murphy make any public statements concerning the Services that purport to be on behalf of the Company or the Company Bank, in each case without prior express written consent from the Company or the Company Bank. Except as otherwise may conflict with the

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other provisions of this Agreement, Mr. Murphy shall perform the Services on a non-exclusive basis and shall be free to accept other engagements during the term of this Agreement. The Parties hereby acknowledge and agree that neither the Company nor the Company Bank has the right to control the manner, means, or method by which Mr. Murphy performs the Services.

(f) Release. The Cash Payment described in Section 1(b) of this Agreement shall be contingent upon (x) Mr. Murphy executing and delivering to the Company a general release of claims substantially in the form attached as Exhibit A (the “Release”) within 45 days following the Closing Date and (y) such Release becoming effective in accordance with its terms (the date on which such Release becomes effective, the “Release Effective Date”). Mr. Murphy shall not sign the Release sooner than the Closing Date.

4.    Other Payments and Benefits.

(a) Accrued Pay; Unused Vacation. Mr. Murphy shall receive a lump sum cash payment (less any applicable withholdings) on the Closing Date in respect of his accrued but unpaid base salary and any accrued but unused vacation days earned through the Closing Date.

(b) Other Plans. Mr. Murphy’s right to receive vested payments and benefits under any other plan, program or arrangement (including, without limitation, the Country Bank 401(k) Savings & Retirement Plan) shall be governed by the terms of such other plan, program or arrangement that are applicable to terminated employees.

(c) Insurance Coverage. Mr. Murphy shall be permitted to remain on Country Bank’s health and welfare plans through October 31, 2020 on the same terms and conditions as active employees of Country Bank. For the period from November 1, 2020 through the expiration of the Consulting Period, the Company Bank shall provide Mr. Murphy with, subject to Mr. Murphy properly and timely making an election under COBRA, an amount in cash equal to the COBRA premium for Mr. Murphy. Mr. Murphy shall be responsible for all applicable taxes incurred by him in connection with such payments and the provision of such benefits and the coverage provided hereunder shall be secondary to any coverage provided to Mr. Murphy by a subsequent employer and to any Medicare coverage for which Mr. Murphy becomes eligible.

5.    Legal Fees. The Company shall reimburse Mr. Murphy for all out-of-pocket expenses, including, without limitation, reasonable attorney’s fees, incurred by Mr. Murphy in connection with successful enforcement by Mr. Murphy of the obligations of the Company and the Company Bank to Mr. Murphy under this Agreement. Successful enforcement shall mean the grant of an award of money or the requirement that the Company and/or the Company Bank take some action specified by this Agreement: (i) as a result of a court or arbitration order, or (ii) otherwise following an initial failure of the Company and/or the Company Bank to pay such money or take such action promptly after written demand therefor from Mr. Murphy stating the reason that such money or action was due under this Agreement at or prior to the time of such demand.

6.    Restrictive Covenants.

(a) Non-Competition. In exchange for the Cash Payment in Section 1(b) of this Agreement, during the period commencing on the Closing Date and ending twenty-four (24)

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months following the Closing Date (the “Restricted Period”), Mr. Murphy shall not directly or indirectly, either as a principal, agent, employee, employer, consultant, partner, shareholder of a closely held corporation or shareholder in excess of five percent (5%) of a publicly traded corporation, corporate officer or director, or in any other individual or representative capacity, engage or otherwise participate in any manner or fashion in any business that is a Competing Business in the Area. Mr. Murphy covenants and agrees that: (i) the Company and the Company Bank are engaged in a highly competitive business and that the preservation of their respective customer relationships and the “Confidential Information” (as defined below) is critical to the Company and the Company Bank’s continued business success; (ii) the Company and the Company Bank are purchasing goodwill developed by Country Bank and CBHC in the Mergers; (iii) by virtue of Mr. Murphy’s employment with Country Bank and CBHC, Mr. Murphy has had contact with Country Bank’s and CBHC’s clients and valuable confidential information and Mr. Murphy’s engaging in or working for or with any business that is a Competing Business in the Area would cause the Company, the Company Bank, and their respective subsidiaries and affiliates irreparable harm; and (iv) this restrictive covenant is reasonable as to duration, terms and geographical area and that the same protects the legitimate interests of the Company, the Company Bank and their subsidiaries and affiliates, imposes no undue hardship on Mr. Murphy, is not injurious to the public, and that any violation of this restrictive covenant shall be specifically enforceable in any court with jurisdiction upon short notice. Solely for purposes of this Section 6(a): “Area” means any geographic area within fifty (50) miles of any office or branch of the Company, the Company Bank, or any of their subsidiaries or affiliates, determined as of the termination or expiration of the Consulting Period, and “Competing Business” means any entity whose business materially competes with the depository, lending or other business activities of the Company, the Company Bank or any of their subsidiaries or affiliates, including Country Bank and CBHC. The Company and Company Bank agree that the business conducted by ValueXpress LLC as of August 9, 2019 is not a Competing Business and that Mr. Murphy’s continuing affiliation and service with ValueXpress LLC consistent with past practice is not prohibited by this Section 6(a).

(b) Non-Solicitation. In exchange for the Cash Payment in Section 1(b) of this Agreement, during the Restricted Period, Mr. Murphy shall not, directly or indirectly, (i) solicit or induce or attempt to solicit or induce any officer, director, employee, agent or consultant of the Company, the Company Bank, or any of their successors, assigns, subsidiaries or affiliates to terminate his, her or its employment or other relationship with the Company, the Company Bank, or any of their successors, assigns, subsidiaries or affiliates for the purpose of associating with any competitor of the Company, the Company Bank, or any of their successors, assigns, subsidiaries or affiliates, or otherwise encourage any such person or entity to leave or sever his, her or its employment or other relationship with the Company, the Company Bank, or any of their successors, assigns, subsidiaries or affiliates, for any other reason, or (ii) solicit, induce, or engage in business with, or attempt to solicit, induce, or engage in business with, any existing or prospective customer, supplier, client, distributor, vendor, investor, or other business relationship of the Company, the Company Bank or their respective subsidiaries and affiliates or in any way interfere with the relationship between any such existing or prospective customer, supplier, client, distributor, vendor, investor or business relationship of the Company, the Company Bank or their respective subsidiaries and affiliates; provided, however, that this restriction in clause (ii) shall only apply to existing or prospective customers, suppliers, clients, distributors, vendors, investors or other business relationships of the Company, the Company Bank or their respective

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subsidiaries and affiliates (A) with whom Mr. Murphy interacted with during the Consulting Period or (B) from or about whom Mr. Murphy has or, during the Consulting Period receives, trade secrets or has or, during the Consulting Period, receives confidential information.

(c) Disparaging Comments. Commencing on the Closing Date and thereafter, Mr. Murphy shall not at any time, directly or indirectly, make, publish or communicate to any person or entity or in any public forum any comments or statements, whether expressed as a fact, opinion or otherwise, which is intended or reasonably likely to disparage, malign, defame, libel or slander the Company, the Company Bank or their subsidiaries or affiliates, together with all of their respective past and present directors and officers, as well as their respective past and present managers, officers, shareholders, partners, employees, agents, attorneys, suppliers, investors, customers, and other associated third parties, and each of their predecessors, successors and assigns (the “Company Entities and Persons”) or make any disparaging or defamatory comments concerning any aspect of the termination of his employment relationship with Country Bank or CBHC. The Company shall instruct its officers and directors not to make or issue any statement that disparages Mr. Murphy to any third parties or otherwise encourage or induce others to disparage him. The term “disparage” includes, without limitation, comments or statements adversely affecting in any manner (i) the conduct of the business of the Company Entities and Persons or Mr. Murphy, or (ii) the business reputation of the Company Entities and Persons or Mr. Murphy. Nothing in this Agreement is intended to or shall prevent either Party from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order. The Parties shall promptly provide written notice of any such order to the other Party.

(d) Confidentiality. All books of account, records, systems, correspondence, documents, and any and all other data, in whatever form, concerning or containing any reference to the works and business of the Company, the Company Bank or their affiliates shall belong to the Company and shall be given up to the Company whenever the Company requires Mr. Murphy to do so. Mr. Murphy shall not, at any time on or after the Closing Date, without the Company’s prior written consent, disclose to any person (individual or entity) any information or any trade secrets, plans or other information or data, in whatever form (including, without limitation, any financing strategies and practices, pricing information and methods, training and operational procedures, advertising, marketing, and sales information or methodologies or financial information concerning the Company’s, the Company Bank’s, or any of their affiliated companies’ or customers’ practices, businesses, procedures, systems, plans or policies (collectively, “Confidential Information”), nor shall Mr. Murphy utilize any Confidential Information in any way or communicate with or contact any such customer other than in connection with the Services. Mr. Murphy confirms that all Confidential Information constitutes the Company’s exclusive property, and that all of the restrictions on his activities contained herein and such other nondisclosure policies of the Company, the Company Bank or their affiliates are required for the Company’s reasonable protection. Confidential Information shall not include any information that has otherwise been disclosed to the public not in violation of this Agreement. This confidentiality provision shall survive the termination of this Agreement and shall not be limited by any other confidentiality agreements entered into with Company, the Company Bank or their affiliates. Pursuant to Section 7 of the Defend Trade Secrets Act of 2016 (which added 18 U.S.C. § 1833(b)), Mr. Murphy acknowledges that he shall not have criminal or

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civil liability under any federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such statute. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 6 do not prohibit Mr. Murphy from reporting violations of federal or state law or regulation to any governmental agency or from making other disclosures that are protected under the whistleblower provisions of federal or state law or regulation, nor do the confidentiality obligations require Mr. Murphy to notify the Company regarding any such reporting, disclosure or cooperation with the government.

7.    Cooperation. During the twenty-four (24) month period following the Closing Date, Mr. Murphy agrees to make himself reasonably available (after taking into account his reasonable personal and professional schedule) to cooperate with the Company in matters that concern: (i) requests for information about the services Mr. Murphy provided to the Company, its affiliates and their predecessors, (ii) the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company, its affiliates and their predecessors which relate to events or occurrences involving the Services or to matters involving CBHC and Country Bank, or (iii) any investigation or review by any federal, state or local regulatory, quasi-regulatory or self-governing authority as any such investigation or review relates to events or occurrences that transpired while Mr. Murphy was providing the Services to the Company, or to matters involving CBHC and Country Bank. Mr. Murphy’s cooperation shall include, but is not limited to: (A) making himself reasonably available to meet and speak with officers or employees of the Company, the Company’s counsel or any third-parties at the request of the Company at times and locations to be determined by the Company reasonably and in good faith, and (B) giving accurate and truthful information at any interviews and accurate and truthful testimony in any legal proceedings or actions. Unless required by law or legal process, Mr. Murphy will not knowingly or intentionally furnish information to or cooperate with any non-governmental entity in connection with any potential or pending proceeding or legal action involving matters arising during Mr. Murphy’s employment with the Company, its affiliates and their predecessors.

8.    Section 409A; Other Tax Matters. The Parties intend for the payments and benefits under this Agreement to be exempt from Section 409A or, if not so exempt, to be paid or provided in a manner which complies with the requirements of such section and intend that this Agreement shall be construed and administered in accordance with such intention. Any payments that qualify for the “short-term deferral” exception or another exception under Section 409A shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under Section 409A, each payment of compensation under this Agreement shall be treated as a separate payment of compensation. To the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six (6) month period immediately following Mr. Murphy’s separation from service shall instead be paid on the first business day after the date that is six (6) months following his termination of employment (or upon his death, if earlier). Additionally, the reimbursement of

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expenses or in-kind benefits provided pursuant to this Agreement shall be subject to the following conditions: the expenses eligible for reimbursement or in-kind benefits in one taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits in any other taxable year; the reimbursement of eligible expenses or in-kind benefits shall be made promptly, subject to the Company’s applicable policies, but in no event later than the end of the year after the year in which such expense was incurred; and the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit. Notwithstanding any other provision of this Agreement, the Company or the Company Bank may withhold from amounts payable under this Agreement all amounts that are required or authorized to be withheld, including, but not limited to, federal, state, local and foreign taxes required to be withheld by applicable laws or regulations.

9.    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the application of any choice-of-law rules that would result in the application of another state’s laws.

10.    Entire Agreement. This Agreement sets forth the entire agreement between the Parties concerning the termination of Mr. Murphy’s employment and his service as a director or consultants to the Company and the Company Bank and supersedes any other written or oral promises concerning the subject matter of this Agreement. No waiver or amendment of this Agreement will be effective unless it is in writing, refers to this Agreement, and is signed by the Parties.

11.    Successors and Assigns. This Agreement is binding upon, and shall inure to the benefit of, the Parties and their respective successors and assigns.

12.    Termination. If the Closing does not occur or the Merger Agreement is terminated prior to the Effective Time (as defined in the Merger Agreement), then this Agreement shall terminate ab initio and be of no further force or effect.

13.    Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted within 25 miles of New York, New York, in accordance with the Employment Rules of the American Arbitration Association then in effect and with the Company paying the costs of arbitration.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

OCEANFIRST FINANCIAL CORP.

By:	/s/ Christopher D. Maher
Name:	Christopher D. Maher

OCEANFIRST BANK, NATIONAL ASSOCIATION

By:	/s/ Christopher D. Maher
Name:	Christopher D. Maher

/s/ Joseph M. Murphy, Jr.
JOSEPH M. MURPHY, JR.

Signature Page to Joseph M. Murphy, Jr.

Separation, Consulting and Non-Competition Agreement

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Exhibit 99.1

FOR IMMEDIATE RELEASE

Company Contact: Michael J. Fitzpatrick Chief Financial Officer OceanFirst Financial Corp. Tel: (732)240-4500, ext. 7506 email: Mfitzpatrick@oceanfirst.com

OCEANFIRST FINANCIAL CORP.

ANNOUNCES 2019 STOCK REPURCHASE PROGRAM

RED BANK, NEW JERSEY, December 18, 2019—OceanFirst Financial Corp. (NASDAQ:OCFC) (the “Company”), the holding company for OceanFirst Bank, today announced the authorization of the Board of Directors of the 2019 Stock Repurchase Program to repurchase approximately 5% of the Company’s outstanding common stock up to an additional 2,500,000 shares. This amount is in addition to the remaining 167,996 shares available under the existing 2017 Repurchase Program.

The Company believes the repurchase of shares remains a good long-term investment opportunity due to the current market prices of the common stock; general market and economic conditions affecting the Company, the Bank and the banking industry in general; and the other alternatives available for investment by the Company.

OceanFirst Financial Corp.’s press releases are available at http://www.oceanfirst.com.

Forward-Looking Statements

In addition to historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which are based on certain assumptions and describe future plans, strategies and expectations of the Company. These forward-looking statements are generally identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “will,” “should,” “may,” “view,” “opportunity,” “potential,” or similar expressions or expressions of confidence. The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to: changes in interest rates, general economic conditions, levels of unemployment in the Bank’s lending area, real estate market values in the Bank’s lending area, future natural disasters and increases to flood insurance premiums, the level of prepayments on loans and mortgage-backed securities, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company’s market area and accounting principles and guidelines. These risks and uncertainties are further discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and subsequent securities filings and should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

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